Goodbody Securities Incorporated

X-17A-5

3/2/11

**U.S. SECURITIES AND EXCHANGE COMMISSION**

[redacted]

**WASHINGTON, D.C. 20549**

11018523

**FACING PAGE**

**Information Required of Brokers and Dealers**

**to Section 17 of the Securities Exchange Act of 1934 and**

8-66955

**Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **JAN 1ST 2010** AND ENDING **DEC 31ST 2010**

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 25 2011
DIVISION OF MARKET REGULATION

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

**GOODBODY SECURITIES INCORPORATED**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.) FIRM I.D. NO.

**1166 Ave of the Americas, 18th Floor**

(No. and Street)

**NEW YORK, NEW YORK 10036-2746 USA**

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**PAUL CURTIN +353 1 6419261**

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

**KPMG**

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – *if individual, state last, first, middle name*)

**1 HARBOURMASTER PLACE, IFSC, DUBLIN1 IRELAND**

(Address) (City) (State) (Zip Code)

**CHECK ONE:**
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as*

JP 3/9/2011

# OATH OR AFFIRMATION

I, TIM DYBALL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goodbody Securities Inc, as of December 31st, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: ____________

Title: Company Director

____________
Notary Public
24 February 2011

This report ** contains (check all applicable boxes)

| | | |
|---|---|---|
| ☒ | (a) | Facing Page |
| ☒ | (b) | Statement of Financial Condition |
| ☒ | (c) | Statement of Income. |
| ☒ | (d) | Statement of Cash Flows |
| ☒ | (e) | Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital |
| ☒ | (f) | Statement of Changes in Liabilities Subordinated to Claims of Creditors. |
| ☒ | (g) | Computation of Net Capital |
| ☐ | (h) | Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 |
| ☐ | (i) | Information Relating to the Possession or Control Requirements Under Rule 15c3-3. |
| ☐ | (j) | A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. |
| ☐ | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. |
| ☒ | (l) | An Oath or Affirmation. |
| ☐ | (m) | A copy of the SIPC Supplemental Report. |
| ☐ | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. |

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN O'CONNOR
168 PEMBROKE ROAD,
BALLSBRIDGE, DUBLIN 4.
Notary Public for the County & City of Dublin
Ireland
Commissioned for Life

NOTARY PUBLIC JOHN O'CONNOR DUBLIN

**KPMG**
**Chartered Accountants**
1 Harbourmaster Place
IFSC
Dublin 1
Ireland

# Report of Independent Registered Public Accounting Firm

Board of Directors
Goodbody Securities Incorporated

We have audited the accompanying statement of financial condition of Goodbody Securities Incorporated (the "Company") as of December 31st, 2010, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year ended 31st December 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goodbody Securities Incorporated as of December 31st, 2010, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG

***KPMG***
Chartered Accountants
*Registered Auditor*

February 23rd, 2011

**Goodbody Securities Incorporated**
**Statement of Financial Condition**
**December 31st, 2010**
**(With Report of Independent Registered Public Accounting Firm Thereon)**

# TABLE OF CONTENTS

**KPMG**
**Chartered Accountants**
1 Harbourmaster Place
IFSC
Dublin 1
Ireland

# Report of Independent Registered Public Accounting Firm

Board of Directors
Goodbody Securities Incorporated

We have audited the accompanying statement of financial condition of Goodbody Securities Incorporated (the "Company") as of December 31$^{st}$, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Goodbody Securities Incorporated as of December 31$^{st}$, 2010, in conformity with U.S. generally accepted accounting principles.

KPMG.

***KPMG***
Chartered Accountants
*Registered Auditor*

February 23rd, 2011

# STATEMENT OF FINANCIAL CONDITION
## As at 31st December 2010

| | 2010<br>$ |
|---|---|
| **Assets** | |
| Cash and cash equivalents | 880,576 |
| Prepayments | 3,581 |
| Accounts receivable | 38,821 |
| Income tax receivable | 140,434 |
| Deferred tax asset | 15,976 |
| | **1,079,388** |
| Property and equipment, net | 610 |
| | **610** |
| **Total assets** | **1,079,998** |
| **Liabilities** | |
| Income tax payable | 9,397 |
| Accounts payable and other accrued expenses | 44,074 |
| **Total liabilities** | **53,471** |
| **Commitments** | |
| **Stockholder's equity** | |
| Common stock, part value $0.01. Authorized 3,000 shares issued and outstanding 1 share at $0.01 per share | |
| Additional paid in capital | 1,057,000 |
| Accumulated deficit | (30,473) |
| **Total stockholder's equity** | **1,026,527** |
| **Total liabilities and stockholder's equity** | **1,079,998** |

The accompanying notes are an integral part of the Statement of Financial Condition.

# Notes to Statement of Financial Condition December 31st, 2010

## 1. General Information and Summary of Significant Accounting Policies

### (a) The Company

Goodbody Securities Incorporated (the "Company") was incorporated on 4th March, 2005 and as at December 31st, 2010 was headquartered in New York. As at December 31st, 2010 the Company was a wholly owned subsidiary of Park 54 whose ultimate parent company is Allied Irish Banks, plc ("AIB"). The Company acts as an introducing intermediary broker-dealer in transactions between an affiliate Goodbody Stockbrokers and their US Counterparties. On 24th January, 2006 the Financial Industry Regulatory Authority (FINRA) approved the application of Goodbody Securities Incorporated for membership of FINRA and as such the Company is a registered broker dealer in securities under the Securities and Exchange Act of 1934. The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule.

### (b) Subsequent Events

On 7th January, 2011 the Company was sold to Ganmac Holdings (BVI) Ltd, a wholly owned subsidiary of Fexco Holdings. The Company headquarters then moved to Dublin.

### (c) Basis of Preparation

The Statement of Financial Condition was prepared in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

### (d) Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company does not have any off-balance sheet credit exposure related to its customers. The Company analyzes its need for an allowance for doubtful accounts and has determined that an allowance for doubtful accounts is not necessary at December 31st, 2010.

### (e) Property and Equipment

Property and equipment is recorded at cost. Depreciation and amortization are computed using the straight-line method over the assets' estimated useful lives as follows:

| | |
|---|---|
| Fixtures and Fittings | 10 years |
| Computers | 3 years |

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs are expensed as incurred.

### (f) Revenue Recognition

Fees earned from Goodbody Stockbrokers are recognised on an accruals basis when the service has been provided. Fees are based upon an agreed amount and are paid quarterly in arrears.

### (g) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which

# Notes to Statement of Financial Condition December 31st, 2010

## 1. General Information and Summary of Significant Accounting Policies (continued)

### (g) Income Taxes (continued)

those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

### (h) Foreign Currencies

The Statement of Financial Condition is expressed in U.S. dollars. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using exchange rates prevailing at the end of the year. Non-monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars using historical exchange rates.

## 2. Property and Equipment

Property and Equipment consist of the following at December 31st, 2010:

| | 2010 |
|---|---|
| | $ |
| Furniture and Equipment | 2,359 |
| Less accumulated depreciation and amortization | (1,749) |
| | **610** |

## 3. Income Taxes

The tax effects of temporary differences that give rise to the deferred tax assets and deferred tax liabilities at December 31st, 2010 are presented below:

| | 2010 |
|---|---|
| **Deferred tax assets:** | $ |
| Start-up & organizational costs, immediately deductible for financial reporting purposes and amortizable for tax purposes over 15 years | 16,130 |
| **Total gross deferred tax assets** | **16,130** |
| **Deferred tax liabilities:** | |
| Depreciable equipment | (154) |
| **Total gross deferred tax liabilities** | **(154)** |
| **Net deferred tax assets** | **15,976** |

A valuation allowance for deferred tax assets was not considered necessary at December 31st, 2010. Management believes it is more likely than not that the Company will fully realize the total deferred income tax assets as of December 31st, 2010, based upon its expected future levels of taxable income.

## 4. Cash and Cash equivalents

Cash and cash equivalents aggregating $880,576 consists of cash of $880,576 held with HSBC. The Company considers all highly-liquid instruments with original maturities of 1 year or less at the date of purchase to be cash equivalents

# Notes to Statement of Financial Condition December 31st, 2010

## 5. Accounts Receivable

| | 2010 $ |
|---|---|
| Funds Accepted Goodbody Stockbrokers | 36,725 |
| Funds Accepted AIB New York | 2,096 |
| **Total accounts receivable** | **38,821** |

## 6. Accounts Payable

| | 2010 $ |
|---|---|
| Legal Fee Accrual | 22,376 |
| Audit Fee payable KPMG | 14,030 |
| SIPC Accrual | 168 |
| Scott Daniels AML accrual | 7,500 |
| **Total Accounts Payable** | **44,074** |

## 7. Net Capital

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c 3-1 which requires the maintenance of minimum net capital as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31st, 2010, the Company had net capital, as defined by the SEC Uniform Net Capital Rule 15c3-1, of $827,105 which was $577,105 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.06 to 1 at December 31st, 2010.

## 8. Related party transactions

Corporate overhead expenses were allocated to the Company by AIB based on direct usage, headcount or volume depending on the source of the expense. Following the sale of the Company to Ganmac Holdings (BVI) Ltd, corporate overhead expenses will be allocated by Goodbody Stockbrokers.

## 9. Commitments and Contingencies

There were no commitments and contingencies at the year end.

## 10. Concentrations of Credit Risk

As a securities broker-dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of investors. A substantial portion of the Company's transactions are executed with and on behalf on investors, including other brokers and dealers, commercial banks, U.S. governmental agencies, mutual funds, and financial institutions and are generally collateralized. The Company's exposure to credit risk associated with the non-performance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

## 11. Leases

The Company has no leases at the year end.